STATEMENT OF INVESTMENTS

Dreyfus Liquid Assets, Inc.

March 31, 2008 (Unaudited)

Negotiable Bank Certificates of Deposit--21.2%	Principal Amount ($)	Value ($)
American Express Centurion Bank		
4.93%, 6/3/08	15,000,000	15,000,000
American Express Company		
4.86%, 5/22/08	75,000,000	75,000,000
Bank of the West		
3.20%, 4/24/08	25,000,000	25,000,792
Branch Banking & Trust Co.		
2.88%, 11/5/08	100,000,000	100,000,000
Comerica Inc.		
3.62% - 4.72%, 5/5/08 - 10/22/08	275,000,000	275,000,000
Harris N.A.		
2.91% - 3.00%, 7/31/08 - 8/6/08	275,000,000	275,007,679
Regions Bank		
4.40%, 7/3/08	50,000,000	50,000,000
Union Bank of California, N.A.		
4.75% - 4.86%, 5/5/08 - 5/23/08	160,000,000	160,000,000
Wachovia Bank, N.A.		
3.71% - 4.90%, 4/30/08 - 7/18/08	200,000,000	200,000,000
Wilmington Trust Co., DE		
4.55%, 7/7/08	100,000,000	100,013,163
Total Negotiable Bank Certificates of Deposit		
(cost $1,275,021,634)		**1,275,021,634**
Commercial Paper--66.3%		
Allied Irish Banks N.A. Inc.		
2.74% - 5.05%, 4/14/08 - 9/8/08	275,000,000	272,862,799
Alpine Securitization Corp.		
4.51%, 7/2/08	29,687,000 a	29,352,427
Amsterdam Funding Corp.		
4.50%, 4/10/08	50,000,000 a	49,944,375
Atlantic Asset Securitization LLC		
2.53% - 2.72%, 6/17/08	150,000,000 a	149,154,069
Atlantis One Funding Corp.		
4.52%, 7/3/08	25,000,000 a	24,714,542
Barclays U.S. Funding Corp.		
3.74% - 5.18%, 4/4/08 - 7/14/08	259,000,000	258,389,333
Calyon North America Inc.		
2.70% - 2.99%, 8/25/08 - 9/11/08	150,000,000	148,202,878
Canadian Imperial Bank of Commerce		
4.80%, 4/9/08	125,000,000	124,869,305
Cancara Asset Securitisation Ltd.		
3.78% - 4.00%, 7/11/08 - 7/15/08	75,000,000 a	74,184,014
Chariot Funding LLC		
3.68%, 4/24/08	101,975,000 a	101,737,200
CHARTA LLC		
2.77%, 6/26/08	135,000,000 a	134,113,125
CIESCO LLC		

2.94% - 3.20%, 5/28/08 - 8/13/08	275,000,000 [a]	273,186,583
Citigroup Funding Inc.		
3.04% - 3.72%, 7/8/08 - 7/22/08	225,000,000	222,841,910
Commerzbank U.S. Finance Inc.		
5.13%, 4/15/08	100,000,000	99,805,556
CRC Funding LLC		
3.10%, 5/21/08	160,000,000 [a]	159,315,556
Falcon Asset Securitization Corp.		
3.68%, 4/24/08	50,000,000 [a]	49,883,403
FCAR Owner Trust, Ser. I		
3.02% - 4.54%, 6/23/08 - 7/9/08	275,000,000	272,311,250
General Electric Capital Corp.		
3.66%, 7/14/08	170,000,000	168,236,911
Gotham Funding Corp.		
2.87% - 3.35%, 5/9/08 - 8/26/08	140,511,000 [a]	139,563,735
Greenwich Capital Holdings Inc.		
4.90%, 6/4/08	250,000,000	247,875,556
Lehman Brothers Holdings Inc.		
3.82%, 7/11/08	25,000,000	24,736,979
Morgan Stanley		
3.87% - 5.20%, 4/21/08 - 7/14/08	125,000,000	124,149,687
Santander Central Hispano Finance (Delaware) Inc.		
2.68% - 4.84%, 6/5/08 - 9/15/08	250,000,000	247,309,875
Societe Generale N.A. Inc.		
4.52%, 7/7/08	50,000,000	49,404,528
Solitaire Funding Ltd.		
4.21%, 4/11/08	60,000,000 [a]	59,930,500
UBS Finance Delaware LLC		
5.07%, 4/11/08	150,000,000	149,794,167
Unicredit Delaware Inc.		
3.03% - 3.76%, 7/14/08 - 7/18/08	277,000,000	273,999,280
Working Capital Management Co. L.P.		
3.11%, 4/30/08	50,000,000 [a]	49,875,139
Total Commercial Paper		
(cost $3,979,744,682)		**3,979,744,682**

Corporate Notes--4.2%

Lehman Brothers Holdings Inc.		
2.82%, 6/27/08	100,000,000 [b]	100,000,000
Morgan Stanley		
3.27%, 4/4/08	150,000,000 [b]	150,000,000
Total Corporate Notes		
(cost $250,000,000)		**250,000,000**

Promissory Note--4.2%

Goldman Sachs Group Inc.		
3.14% - 5.20%, 4/1/08 - 6/17/08		
(cost $255,000,000)	255,000,000 [c]	**255,000,000**

Time Deposit--.8%

Key Bank U.S.A., N.A. (Grand Cayman)		
2.19%, 4/1/08		
(cost $49,600,000)	49,600,000	**49,600,000**

Repurchase Agreement--3.3%

Deutsche Bank Securities

3.12%, dated 3/31/08, due 4/1/08 in the amount of
$200,017,333 (fully collateralized by $2,193,500,082
Coporate Bonds, 0%-24.61%, due 5/15/11-10/25/47,
value $206,000,000)

(cost $200,000,000)	200,000,000	**200,000,000**
Total Investments (cost $6,009,366,316)	**100.0%**	**6,009,366,316**
Liabilities, Less Cash and Receivables	**(.0%)**	**(2,809,758)**
Net Assets	**100.0%**	**6,006,556,558**

a   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in
transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2008, these securities
amounted to $1,294,954,668 or 21.6% of net assets.

b   Variable rate security--interest rate subject to periodic change.

c   These notes were acquired for investment, and not with the intent to distribute or sell. Securities restricted as to
public resale. These securities were acquired from 5/15/06 to 10/2/07 at a cost of $255,000,000. At March 31, 2008, the
aggregate value of these securities was $255,000,000 representing 4.2% of net assets and are valued at cost.

For Federal tax purposes, the fund's approximate tax cost is equal to book cost.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual
reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157),
Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.
Level 1 - quoted prices in active markets for identical securities.
Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds,
credit risk, etc.)
Level 3 - significant unobservable inputs (including fund's own assumption in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those
securities. For example, money market securities are valued using amortized cost, in accordance with rules under the Investment
Company Act of 1940. Generally, amortized cost approximates the current fair value of a security, but since the value is not obtained
from a quoted price in an active market, such securities are reflected as Level 2.

The following is a summary of the inputs used as of March 31, 2008 in valuing the fund's assets carried
at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instruments* ($)
Level 1 - Quoted Prices	0	0
Level 2 - Other Significant Observable Inputs	6,009,366,316	0
Level 3 - Significant Unobservable Inputs	0	0
Total	6,009,366,316	0

* Other financial instruments include futures, forwards and swap contracts.